Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
     Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
     All information in this communication is as of February 26, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.
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THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF A DISCUSSION WITH CRAIG MUNDIE FROM
THE GOLDMAN SACHS TECHNOLOGY INVESTMENT SYMPOSIUM WHICH TOOK PLACE ON FEBRUARY 26, 2008.
Goldman Sachs Technology Investment Symposium
Craig Mundie Keynote
Las Vegas, Nevada
Tuesday, February 26, 2008
SARAH FRIAR: But just your bigger picture thoughts as being part of the decision making process to go out and do something so different from what we’ve seen from Microsoft in the past.
CRAIG MUNDIE: Well, again, as you say, neither one of us can say much. But I think the important thing to remember about this is, we always value R&D talent supreme, and in this area of all the online service capabilities, Yahoo is a great research and development capability. We have a great research capability, but we have an appetite for a lot more. So, first, we see a huge opportunity to bring these things into alignment and get more R&D.
Two, we’re very committed to being a player in this online business broadly, and in particular the search and advertising part, and to do that globally. And so there are some synergies, obviously, that come there. And with or without Yahoo, you know, we’ll continue down that path. But as a combined entity, we think that it would dramatically accelerate our ability to be more competitive in that environment, and we think that that is important.
SARAH FRIAR: Is it people or technology, though? Because you’ve kind of already said that people are the most important thing when you buy.
CRAIG MUNDIE: It is. And there are some components of their technology that would be there, too. But the reason we think there’s synergies, actually, even in the R&D side, is that there’s a lot of redundant development going on. The search engines are both being developed right next to each other in two different companies, and many other components, the whole advertising system. Every one of these things is being redundantly developed by two groups of very, very smart people. At the end of the day, you don’t need both. There may be great components from the two of them, and over time you could smoosh them together, but there’s a lot of fungibility in that part of the investment.
The other thing that I think is very important to remember is that Microsoft’s business, one of the reasons everybody loves it at that only 40 percent margin is it’s a scale economic business. We intend to stay a software and services company, our services aren’t the we rent you people kind of services, it’s the we’re going to provide you software-based services. And, therefore, they retain their scale economy. This whole online service business, much like our traditional software business, is also a scale economic business. And so in combination we really get the leverage from a scale economic point of view that’s, again, just a lot longer grind if we end up, you know, doing it on the ground. So you could say this is the in the air model, and we’ll play the ground game if we have to.
SARAH FRIAR: Is this more a one-off, or do you see other areas where Microsoft would make some bigger acquisition? It doesn’t seem as likely to me, looking at the company.
CRAIG MUNDIE: Yes, and again, it’s not so much the area that I focus on. In a way we never rule out anything. I think I tend to look at the aQuantive deal earlier this year, that was by a factor of four, I think, the biggest thing we had done, and now if we did the Yahoo deal it would be seven times bigger than that. And I actually am very positive about it, personally, both of those things, because it shows that the company is willing to use all the assets that it has, its financial capacity as well as its engineering and marketing capacity, to go out and do business where the biggest market opportunities around the world are. And I think for many years we tended to grow everything organically, and in this case I think we’re really looking at the best strategic ways for the company to do that.
So if somebody comes along and says, oh, there’s another pot of gold over there that we’re not participating in, I’d never rule out that we wouldn’t consider some strategy other than organic engineering to do it, but right now we’d just like to complete the Yahoo deal.